NOL

RECEIVED

2007 FEB -6 P 12:

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 January 2007

By Courier

07020847

U.S. Securities and Exchange Commission
Attn: Elliott Staffin
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 36-28
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Sirs

Rule 12g3-2 Exemptions for American Depository Receipts ("ADR")
Neptune Orient Lines Limited
File No. 82-2605

NOL has today made an announcement and media release in relation to the proposed sale of the entire equity stake (75%) in Trident Districentre Pte Ltd, a subsidiary of NOL. Attached are copies of the announcement and media release for your attention, please.

Yours faithfully

PROCESSED

FEB 0 9 2007

THOMSON
FINANCIAL

Wong Kim Wah (Ms)
Company Secretary

Encs

/cl

Q:\CSD\SECRETARIAT\Neptune Orient Lines Limited\Correspondence\Letter\2007\Letter to SEC (Elliott Staffin) - 31Jan07.DOC

APL APL Logistics

Neptune Orient Lines Limited
456 Alexandra Road #06-00
NOL Building Singapore 119962
Tel: 65 6278 9000 Fax: 65 6278 4900
www.nol.com.sg
Co. Reg. No.: 196800632D

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	NEPTUNE ORIENT LINES LIMITED
Company Registration No.	196800632D
Announcement submitted on behalf of	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted with respect to *	NEPTUNE ORIENT LINES LIMITED
Announcement is submitted by *	Ms Marjorie Wee and Ms Wong Kim Wah
Designation *	Company Secretaries
Date & Time of Broadcast	31-Jan-2007 12:39:23
Announcement No.	00028

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Proposed Sale Of The Entire Equity Stake (75%) in Trident Districentre Pte Ltd
Description	Please see attached Announcement and Media Release on the above subject.
Attachments:	Announcement_TDPL_31Jan07.pdf TDPL_release_31Jan07.pdf Total size = **59K** (2048K size limit recommended)

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NOL

PROPOSED SALE OF THE ENTIRE EQUITY STAKE (75%) IN TRIDENT DISTRICENTRE PTE LTD ("TDPL")

Neptune Orient Lines Limited (the "Company") wishes to announce that the Company on 31 January 2007 entered into a conditional sale and purchase agreement with CWT Limited (the "Purchaser"), pursuant to which the Company will sell and the Purchaser will acquire 11,250,000 ordinary shares (the "Sale Shares") in the capital of TDPL, being 75% of the issued and paid-up share capital of TDPL ("the Sale"). TDPL is a 75% owned subsidiary of the Company incorporated in Singapore with limited liability.

The Purchaser will pay a consideration comprising a purchase price of S$3.00 and the assignment consideration of S$10.5 million for the assignment of part of an outstanding loan due to the Company from TDPL to the Purchaser.

The consideration was negotiated on a willing buyer, willing seller basis and will be settled on the closing date of the Sale.

Information on TDPL

TDPL is a Singapore-incorporated company and its primary business activity is provision of warehousing services. The unaudited net asset value of TDPL as at 22 September 2006, prepared in accordance with Singapore GAAP, was negative (S$22.7 million), of which the Company's share of NAV was also negative (S$17.0 million).

Rationale for the Sale

Focus on Core Business. The Company's management intends to focus on its core liner and high value added logistics services and considers the Sale as a divestment of non-core assets which will make available valuable resources for the Company's core businesses.

By Order of the Board

Company Secretaries
31st January 2007
Singapore

Submitted by Ms Marjorie Wee and Ms Wong Kim Wah, Company Secretaries on 31st January 2007 to the SGX

FOR IMMEDIATE RELEASE

NOL to Sell Stake in Non-Core Business to CWT

Singapore, 31 January 2007 – Neptune Orient Lines Limited (NOL) has entered into an agreement to sell its stake in Trident Districentre Pte Ltd (TDPL) to CWT Limited for S$10.5 million.

NOL has a 75% stake in TDPL, whose primary business activity is the provision of warehousing services in the Singapore market.

The transaction is consistent with NOL's strategy to divest non-core businesses and focus on its core container transportation and high value added logistics services.

Completion of the sale is expected to take place during February 2007.

-ENDS-

About NOL

NOL is a Singapore-based global transportation and logistics company. Its container transportation arm, APL, provides customers around the world with container transportation services that combine high quality inter-modal operations with state-of-the-art information technology. Its supply chain services arm, APL Logistics, provides international, integrated logistics services and solutions, employing the latest IT and data connectivity for maximum supply chain visibility and control. NOL Web site: www.nol.com.sg

About CWT Limited

CWT Limited was set up in 1970 and listed on the Singapore Exchange in 1993. CWT has since grown and its principal businesses currently comprise logistics infrastructure (warehousing), commodity logistics, collateral management services, chemical logistics, local transportation, project and niche value-added logistics, non-vessel operating common carrier services, packaging solutions, and engineering and facilities management services. CWT offers integrated logistics solutions to some of the world's best known brands in the chemical, commodities, automotive, marine, oil & gas and industrial sectors. CWT has a global presence and its freight forwarding network and advance systems connect customers to 120 ports and 1,200 destinations seamlessly around the world.

Contact details:

Media Enquiries:
Paul Barrett
Director Corporate Communications
Telephone: (65) 6371 7959
Facsimile: (65) 6275 8131
paul_barrett@nol.com.sg

Investor Enquiries:
Lim Siew Siew
Director Investor Relations
Telephone: (65) 6371 5028
Facsimile: (65) 6371 7690
siew_siew_lim@nol.com.sg

END